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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Omniture, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68212S 10 9
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68212S 10 9

1	NAMES OF REPORTING PERSONS: Joshua G. James

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		4,612,579(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,612,579(1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,612,579(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)   Includes 3,183,333 shares held by Cocolalla, LLC. Also includes 187,500 shares that are unvested and subject to a lapsing right of repurchase in the Issuer’s favor upon Mr. James’ cessation of service on the date 60 days after December 31, 2006 and 256,746 shares issuable upon exercise of options which are exercisable within 60 days after December 31, 2006, of which 10,171 shares, if these options are exercised in full, are subject to vesting and a lapsing right of repurchase in the Issuer’s favor upon Mr. James’ cessation of service. All amounts assume the exercise of all options exercisable within 60 days after December 31, 2006, as more fully described above. Mr. James is the managing member of Cocolalla, LLC and has sole voting power with respect to all shares held by Cocolalla, LLC.

CUSIP No.	68212S 10 9

1	NAMES OF REPORTING PERSONS: Cocolalla, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alaska

	5	SOLE VOTING POWER:

NUMBER OF		3,183,333(2)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,183,333(2)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,183,333(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(2) Joshua G. James is the managing member of Cocolalla, LLC and has sole voting power with respect to all shares held by Cocolalla, LLC.

Item 1.
(a)	Name of Issuer
Omniture, Inc.
(b)	Address of Issuer’s Principal Executive Offices
550 East Timpanogos Circle
Orem, Utah 84097
Item 2.
(a)	Name of Person Filing
Joshua G. James
Cocolalla, LLC
(b)	Address of Principal Business Office or, if none, Residence
c/o Omniture, Inc. 550 East Timpanogos Circle, Orem, Utah 84097
(c)	Citizenship
Joshua G. James       United States
Cocolalla, LLC       Alaska
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
68212S 10 9
Item 3.
Not applicable.
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owed:

See Row 9 of cover page for each Reporting Person.
(b)	Percent of class:

See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

/s/ Joshua G. James
Joshua G. James

Cocolalla, LLC
By:	/s/ Joshua G. James
Joshua G. James, Managing Member